SEC File Number

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 01-11779

(Check One):  [  ] Form 10-K    [  ] Form 20-F    [  ] Form 11-K    [X] Form 10-Q   [  ] Form N-SAR

For Period Ended:  September 30, 2004

[   ]  Transition Report on Form 10-K

[   ]  Transition Report on Form 20-F

[   ]  Transition Report on Form 11-K

[   ]  Transition Report on Form 10-Q

[   ]  Transition Report on Form N-SAR

            For the Transition Period Ended:

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:	Electronic Data Systems Corporation
Former Name if Applicable:	Not Applicable
Address of Principal Executive Office (Street and Number):	5400 Legacy Drive
City, State and Zip Code:	Plano, TX 75024-3199

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]       (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]       (c)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Electronic Data Systems Corporation ("EDS") is continuing to review with its independent auditor the timing and amount of an asset impairment to be recognized with respect to EDS' Navy Marine Corps Intranet ("NMCI") contract as well as certain issues related to quarterly bonus plan accruals in 2003 and 2004.  Reference is made to EDS' November 3, 2004 news release disclosing the foregoing review as well as the commencement of an investigation by EDS' Audit Committee.  A copy of such news release was furnished as an exhibit to EDS' Form 8-K dated November 3, 2004 and is incorporated by reference herein.  Such review and investigation could not be completed prior to the date hereof without unreasonable effort or expense.  EDS expects to file a Form 10-Q within the extension period provided for under Rule 12b-25.

Part IV - Other Information

(1)        Name and telephone number of person to contact in regard to this notification

Bruce N. Hawthorne	(972)	605-5584
(Name)	(Area Code)	(Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).      [X] Yes       [   ] No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                                                                                                      [X] Yes       [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to EDS' October 25, 2004 news release furnished on Form 8-K setting forth guidance for EDS' financial results for the three months ended September 30, 2004, as well as EDS' November 3, 2004 news release dated furnished on Form 8-K reaffirming such guidance and confirming that EDS expects to recognize an impairment of assets related to its NMCI contract.

Electronic Data Systems Corporation

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 9, 2004                                             By:   /S/ BRUCE N. HAWTHORNE

                                                                                          Bruce N. Hawthorne

                                                                                          Executive Vice President and Secretary

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION:  Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).